1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Cynthia Beyea Cynthia.beyea@dechert.com +1 202 261 3447 Direct +1 202 261 3333 Fax

October 10, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Anu Dubey

Re:	Palmer Square Capital BDC Inc.
Registration Statement on Form N-2
File Numbers: 333-280961; 814-01334

Ladies and Gentlemen:

On behalf of Palmer Square Capital BDC Inc. (the “Company”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) during a phone call on October 3, 2024 relating to the Company’s first amendment to its shelf registration statement on Form N-2 that was submitted to the SEC on September 27, 2024 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

PROSPECTUS

Prospectus Summary — Fees and Expenses– Page 5

1.	Comment: Footnote 6 to the fee table provides the weighted average effective interest rate as of March 31, 2024. Please update this information to be as of June 30, 2024.

Response: The Company confirms that the information included in the fee table itself was accurate as of June 30, 2024. The Company confirms that it will update the footnote information in the fees and expenses table in a 424 filing in connection with any future offering under the Registration Statement.

October 10, 2024 Page 2

Prospectus Summary — Management – Page 17

2.	Comment: Please add a hyperlink to the most recent definitive proxy statement on Schedule 14A.

Response: The Company confirms that it will add the requested hyperlink in a 424 filing in connection with any future offering under the Registration Statement.

Prospectus Summary — Portfolio Management – Page 18

3.	Comment: Add disclosure required by 21.2 of Form N-2.

Response: The Company confirms that it will add the requested disclosure in a 424 filing in connection with any future offering under the Registration Statement.

Prospectus Summary — Description of Capital Stock – Page 42, 2nd Sentence

4.	Comment: Given that the Company’s common stock is traded on an exchange, please revise the second sentence under the heading “Capital Stock” which states that there “is no market for our common stock”.

Response: The Company confirms that it will revise the disclosure in question to note that the Company’s common stock is traded on the New York Stock Exchange under the ticker symbol “PSBD”. The Company will make this change in a 424 filing in connection with any future offering under the Registration Statement.

*      *      *

Should you have any questions or comments, please contact the undersigned at 202.261.3447.

October 10, 2024 Page 3

Sincerely,

/s/ Cynthia Beyea
Cynthia Beyea

cc:	Harry S. Pangas, Dechert LLP
Christopher D. Long, Palmer Square Capital BDC Inc.
Jeffrey D. Fox, Palmer Square Capital BDC Inc.
Scott A. Betz, Palmer Square Capital BDC Inc.